# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Powerus Corp, CIK 0002009312
CUSIP: 05156D102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 885 Paragon Way, Rock Hill, South Carolina (SC), 29730
Date of event which requires filing of this statement: 10/01/2026
Filed by CIK 0001917783
Persons authorized to receive notices and communications: Andrew Fox, c/o Powerus Corporation, 885 Paragon Way, Rock Hill, South Carolina (SC), 29730, 561-567-0323

## Reporting persons
- Andrew Fox (CIK 0001917783): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 24,127,475; shared voting power 0; sole dispositive power 24,127,475; shared dispositive power 0; aggregate amount beneficially owned 24,127,475 (14.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Powerus Corp
Address of issuer's principal executive offices: 885 Paragon Way, Rock Hill, South Carolina (SC), 29730
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Powerus Corporation (f/k/a Aureus Greenway Holdings Inc.), a Nevada corporation (the "Issuer"). The Common Stock is listed on The Nasdaq Stock Market LLC under the ticker symbol "PUSA." The principal executive offices of the Issuer are located at 885 Paragon Way, Rock Hill, South Carolina 29730.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Andrew Fox, a citizen of the United States (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is c/o Powerus Corporation, 885 Paragon Way, Rock Hill, SC 29730.
Present principal occupation or employment: The Reporting Person has served as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer since October 1, 2026. The Reporting Person's principal occupation is serving as Chief Executive Officer of the Issuer. As noted in Item 5, the Reporting Person also is the beneficial owner of five million shares of Series A Preferred Stock, giving the Reporting Person approximately control of approximately 33.5% of the voting power of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Andrew Fox, a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 1, 2026 (the "Closing Date"), pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated March 8, 2026, as amended by Amendment No. 1, dated July 17, 2026, by and among the Issuer, Aureus Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Issuer ("Merger Sub"), Autonomous Power Corporation, a Delaware corporation d/b/a Powerus ("Powerus"), and Andrew Fox (as Stockholder Representative), and the conditions set forth therein, Merger Sub merged with and into Powerus, with Powerus surviving the merger as a wholly owned subsidiary of the Issuer (the "Merger"). In connection with the Merger, the Issuer changed its name to "Powerus Corporation."

In connection with the consummation of the Merger and other contemporaneous transactions (the "Closing"), all of the outstanding shares of common stock, par value $0.001 per share, of Powerus ("Powerus Common Stock") were converted into shares of Common Stock of the Issuer at an exchange ratio of 599.18229 shares of Common Stock for each share of Powerus Common Stock (the "Exchange Ratio") plus a pro rata portion of 55,000,000 additional shares of Common Stock (the "Earn Out Shares"). Fractional shares were rounded up to the nearest whole number. No cash consideration was paid in connection with the Merger. Additionally, each right to acquire Powerus Common Stock that was outstanding and unexercised, whether vested or unvested, immediately prior to the effective time of the Merger ceased to represent a right to acquire shares of Powerus Common Stock and was converted automatically into a right to acquire Common Stock, equitably adjusted by the Exchange Ratio. The Reporting Person received 17,637,604 shares of Common Stock in exchange for his shares of Powerus Common Stock (200,000 of which were exchanged for Series A Preferred Stock as described in Item 5) as well as options to purchase up to 6,689,871 additional shares of Common Stock at a price of $0.75 per share. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities reported herein. The closing price of the Common Stock on October 1, 2026, was $3.20.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person acquired beneficial ownership of the securities reported herein in connection with the Merger. Effective upon the Closing, the Board of Directors of the Issuer (the "Board") appointed the Reporting Person as Chief Executive Officer and Chairman of the Board of the Issuer.

The Reporting Person acquired the securities reported herein for investment purposes. In his capacity as Chief Executive Officer and Chairman of the Board of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person expects to review from time to time his investment in the Issuer and may, depending on market and other conditions, and subject to any agreements between the Reporting Person and the Issuer, including as described herein, and applicable legal requirements, (i) purchase or acquire additional shares of Common Stock, options, or related derivatives in the open market, in privately negotiated transactions, or otherwise; (ii) sell or dispose of all or a portion of the shares of Common Stock now beneficially owned or hereafter acquired by him; and (iii) engage in communications with, without limitation, other officers and employees of the Issuer, other shareholders of the Issuer, one or more members of the Board, or other relevant parties regarding the Issuer, including but not limited to its business, operations, governance, and control.

Other than as described herein, the Reporting Person does not have any plans or proposals relating to or that would result in any of the events or matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein and applicable legal requirements, the Reporting Person may, at any time and from time to time, participate in discussions concerning, or formulate or review plans or proposals that may result in, one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

(a), (b) The responses of the Reporting Person with respect to Rows 7 through 13 of the cover page of this Schedule 13D are incorporated herein by reference.

As of the date hereof, the Reporting Person may be deemed to beneficially own 17,437,604 shares of Common Stock and options to purchase 6,689,871 shares of Common Stock, representing approximately 14.2% of the shares of Common Stock outstanding. The Reporting Person holds all such shares directly and has sole voting power and sole dispositive power over all such shares.

The percentage set forth herein is based on 163,838,861 shares of Common Stock outstanding immediately following the Closing, as reported in the Issuer's Current Report on Form 8-K filed on October 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Separate from the Common Stock, as described in Item 6, the Reporting Person acquired 5,000,000 shares of Series A Preferred Stock of the Issuer, which shares vote together with the Common Stock and each hold twenty votes per share, in exchange for 200,000 shares of Common Stock. Following the Merger and related transactions, the Reporting Person is estimated to hold approximately 33.5% of the voting power of the Issuer. The Reporting Person's beneficial ownership of Common Stock as set forth in this Item 5 does not include the voting power attributable to the Series A Preferred Stock.
Transactions in the class effected during the past sixty days: Except for the acquisition of shares of Common Stock in connection with the Merger and as described in Item 6, the Reporting Person has not effected any transactions in shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person as provided for herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

Merger Agreement. The description of the Merger Agreement contained in Item 3 of this Schedule 13D is incorporated herein by reference. The Merger Agreement, dated March 8, 2026, as amended by Amendment No. 1, dated July 17, 2026, is by and among the Issuer, Merger Sub, Powerus, and Andrew Fox (as Stockholder Representative). The Merger Agreement governs the Merger and the conversion of Powerus Common Stock into Common Stock of the Issuer at the Exchange Ratio, as well as the issuance of Earn Out Shares. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which was filed as an exhibit to the Issuer's Registration Statement on Form S-4/A (Registration No. 333-297786) and is incorporated herein by reference.

Employment Agreement. In connection with the Closing, the Issuer entered into an employment agreement (the "CEO Employment Agreement") with the Reporting Person, effective as of October 1, 2026. Pursuant to the CEO Employment Agreement, the Reporting Person will serve as Chief Executive Officer of the Issuer, reporting to the Board. The CEO Employment Agreement has a term of three years and provides for an initial annual base salary of $350,000, and an annual incentive award of $150,000 for fiscal year 2026, with a target annual incentive award of not less than 100% of base salary in subsequent years. If the executive's employment is terminated by the Company without cause or by executive for good reason, other than in connection with a change in control, he will be entitled to a prorated annual incentive award for the year of termination, cash severance equal to the greater of 18 months of base salary or the remainder of the initial term, immediate vesting of time-based equity awards, continued vesting of performance-based equity awards per the applicable award agreement (or at 100% if not specified), a two-year post-termination stock option exercise period, and COBRA premium reimbursement for up to 18 months.

Preferred Stock Purchase. In connection with the Merger, the Reporting Person acquired 5,000,000 shares of the Issuer's Series A Preferred Stock from The Steven Scopellite 2021 Irrevocable Trust in exchange for 200,000 shares of Common Stock. In the same transaction, two other purchasers each independently acquired an aggregate of 5,000,000 shares of the Series A Preferred Stock.

Lock-Up. In connection with the Merger Agreement, the Reporting Person, along with other holders of Autonomous Power Corporation securities, agreed not to sell or otherwise dispose of or transfer any Common Stock held by such stockholder immediately after the effective time of the Merger (the "Lock-Up Shares"). The Lock-Up Shares are scheduled to be released in three tranches, with 33.33% of the Lock-Up Shares released upon each of the (a) Closing of the Merger, (b) 90 days after Closing, and (c) 180 days after Closing.

Indemnification Agreement. Also in connection with the Closing, the Issuer entered into indemnification agreements (each, an "Indemnification Agreement") with each director and executive officer of the Issuer as of the Closing, including Mr. Fox, that provide for indemnification of certain expenses (including attorneys' fees), judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred in any action or proceeding arising by reason of the indemnitee's service as a director or officer, as applicable, to the maximum extent permitted by applicable law. The foregoing description of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of Indemnification Agreement, which is incorporated by reference as Exhibit 99.4 hereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person or between the Reporting Person and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Agreement and Plan of Merger, dated as of March 8, 2026, by and among the Issuer, Merger Sub, Autonomous Power Corporation, and Andrew Fox, solely in his capacity as the Stockholder Representative (incorporated by reference from Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on March 9, 2026).

99.2 Amendment No. 1 to Agreement and Plan of Merger, dated as of July 17, 2026, by and among the Issuer, Merger Sub, Autonomous Power Corporation, and Andrew Fox, solely in his capacity as the Stockholder Representative (incorporated by reference from Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on July 20, 2026).

99.3 Amended and Restated Employment Agreement, effective as of October 1, 2026, between the Issuer and Andrew Fox (incorporated by reference from Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed October 1, 2026).

99.4 Form of Indemnification Agreement (incorporated by reference from Exhibit 10.7 to the Issuer's Current Report on Form 8-K filed October 1, 2026).

99.5 Form of Nonqualified Option Award (incorporated by reference from Exhibit 10.5 to the Issuer's Current Report on Form 8-K filed October 1, 2026).

99.6 Preferred Stock Exchange Agreement (filed herewith).

99.7 Form of Lock-Up Agreement (filed herewith).

## Signatures
- Andrew Fox: /s/ Andrew Fox, Andrew Fox (10/08/2026)